May 19, 2025

Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
3499 Route 9, Suite 3C
Freehold, NJ 07728

       Re: UMH Properties, Inc.
           Form 10-K for the year ended December 31, 2024
           File No. 001-12690
Dear Anna T. Chew:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction